Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

April 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Rebecca Marquigny, Esquire

	Re:	Nationwide Variable Insurance Trust
File No. 811-03213

Dear Ms. Marquigny:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”), and its series the NVIT U.S. 130/30 Equity Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on November 20, 2019, with regard to Amendment No. 229 to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2019, pursuant to Section 8(b) of the Investment Company Act of 1940, as amended.

Below we have provided your comments and the Registrant’s response to each comment.  This response will be incorporated into the Registrant’s registration statement on Form N-1A at the Fund’s next annual update.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

PROSPECTUS

ITEM 9. INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, RELATED RISKS, AND DISCLOSURE OF PORTFOLIO HOLDINGS.

Principal Investment Strategies

1.
Comment: Please clarify the type of swap contracts the Fund will use to obtain its 30% short equity exposure (e.g., interest rate swaps, contingent deferred swaps, total return swaps). Also, supplementally confirm that the Fund’s use of swaps will comply with the segregation requirements set forth in SEC Rel. 10666 and related SEC guidance. If applicable, please confirm that when the Fund writes a credit default swap, the Fund calculates segregation amount based on notional value of the credit default swap sold.

Response: Registrant confirms that the Fund will use total return swaps to obtain its 30% short equity exposure, and Registrant has revised the disclosure to include such reference.  Additionally, Registrant confirms that the Fund’s use of swaps will comply with the segregation requirements set forth in SEC Rel. 10666 and related SEC guidance as applied to swap contracts, until such guidance changes.  Registrant also confirms that the Fund will not use credit default swaps as a principal investment strategy.

2.	Comment: As the Fund appears to count derivatives towards its 80% policy calculation, please state that the Fund will value derivatives at market value for purposes of the 80% test.

Response: Registrant believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain circumstances.  Notwithstanding the foregoing, Registrant historically has not used, and currently does not intend to use, the type of derivatives instruments where such treatment would be appropriate. Accordingly, Registrant confirms that derivatives that provide economic exposure to assets that are consistent with its name will be valued at market value for purposes of measuring compliance with the noted 80% policy.

3.	Comment: Please identify the specific types of derivative instruments in which the Fund will invest to achieve its 80% U.S. equity exposure.

Response: Registrant has amended the first sentence of the second paragraph of its Principal Investment Strategies as underlined below:

Under normal circumstances, the Fund invests at least 80% of its net assets in stocks of U.S. companies or derivatives, including swaps, the value of which are linked to stocks of U.S. companies.

Principal Risks

U.S. Securities and Exchange Commission

4.
Comment: The Staff notes that the derivatives risks section cites futures contracts as an example and, separately, breaks out the risks associated with total return swaps. To the extent that the Fund intends to employ any particular type of derivative instrument as a principal strategy, Item 9 should discuss both the specific strategy and the investment’s corresponding risks. Currently, the strategy and risk sections’ references to particular instruments are not consistent (i.e., strategy broadly refers to derivatives and mentions “swaps” as a broad category; the derivative risks section only discusses the specific risks of total return swaps but also includes futures contracts as an example). Please revise and reconcile as appropriate.

Response: Registrant has amended the second sentences of its “Derivatives risk” as follows:

For example, the value of a ~~futures contract~~ swap changes based on the value of the underlying index, commodity or security.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8402 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire
Michael E. Schapiro, Esquire